BLACK HAWK EXPLORATION INC
PO Box 363,
1174 Manitou Dr., NW
Fox Island, WA 98333

September 2, 2009

Christopher J. White
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington D.C. 20548

Re: SEC file No. 000-51988

Dear Sir:

This letter is in response to your comment letter dated June 23, 2009 with regard to the Form 10K and Form 10Q filings of Black Hawk Exploration Inc., a Nevada corporation ("Company"). Each comment point in your letter will be cross-referenced with point(s) in the filings made for the fiscal year ended August 31, 2008 and the interim filings for fiscal quarters ended November 30, 2008 and February 28, 2009.

Form 10K for the fiscal year ended August 31, 2008

General

1.	The Commission file number has been changed to 000-51988.

Exhibit 31.1

2.	Reference to the quarterly report has been amended to annual report.

3.
The filing has been amended to include revised and updated officers’ certifications.  This change has also been made in the Form 10Q’s for each quarterly period ended November 30, 2008 and February 28, 2009

Form 10Q for the Quarterly Period Ended February 28, 2009

Controls and Procedures, page 10

4.	The disclosure has been amended to indicate that the end of the period covered was February 28, 2009.

5.	The disclosure has been amended to change “no significant changes” to “no changes” in both the Form 10Q for February 28, 2009 and the 10Q for November 30, 2008.

Signatures

6.	All filings have been amended to dates the officer signed the filings to the dates that the filings were submitted.

Exhibits 31.1 and 32.1

7.	The officer signature dates have been amended on the exhibits to coincide with the filing dates.

Closing Comments

The Company acknowledges that it is the responsibility of the Company for the adequacy and accuracy of the disclosures in the filing; and

that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the securities laws of the United States.

/s/ Kevin M. Murphy

Kevin M. Murphy
President/Director